Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com davispolk.com	Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR	CONFIDENTIAL

November 23, 2021

Re:	Forbion European Acquisition Corp. Draft Registration Statement on Form S-1 Submitted September 3, 2021 CIK No. 0001874495

Ms. Babette Cooper

Mr. Wilson Lee

Ms. Catherine De Lorenzo

Ms. Pam Howell

Office of Real Estate and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Forbion European Acquisition Corp. (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 30, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly filing an amended Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. The response and information below are based on information provided to us by the Company. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Capitalization, page 104

1.	We note that you are offering 10,000,000 Class A shares as part of your initial public offering of units, but only show 9,339,805 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321. Davis Polk includes Davis Polk & Wardwell LLP and its associated entities

Response: In making its accounting conclusion, the Company considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Based on further analysis, the Company now believes the treatment presented in the Registration Statement is incorrect and has revised the Registration Statement accordingly.

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are now presented at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

Please do not hesitate to contact me at +44 20 7418 1334 (telephone), +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt

cc:    Via e-mail

         Jasper Bos, Chief Executive Officer

         Forbion European Acquisition Corp.

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